December 1, 2006

Jonathan Cohen, Chief Executive Officer
TAC Acquisition Corp.
8 Sound Shore Drive, Suite 255
Greenwich, CT 06830

      Re: **TAC Acquisition Corp.**
              Amendment No. 2 to Proxy Statement on
              Schedule 14A
              Filed November 20, 2006
              File No. 000-51340

Dear Mr. Cohen,

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment three of our letter dated November 9, 2006. Concerning the "relative difference" between the purchase price of the two companies and the merger consideration, we note the additional disclosure on pages 127 and 128. Please quantify the "relative difference." Also, please revise to clarify how disclosure of the revenues for the six months ended June 30, 2005 for both subsidiaries is relevant to the issue of the "relative difference." Please revise to clarify if PMC continues to be considered a "woman-owned business." If not, please revise to clarify how

this has affected PMC and will affect PMC in its continued operations. Additionally, it is also not clear how the combination of the two subsidiaries increased the total value in proportion with the increase in the previous aggregate purchase price and the current merger consideration since it appears OPTIMUS has experienced decreases in revenues since the transactions by Mr. Chapel were completed.

2. In connection with the above comment, we note that the net income for the combined entity appears to have decreased from the disclosure on page 133. Please revise to clarify how this factors into the increase in value. We note that you have cited the opinion of Capitalink as a justification for the merger consideration. The comments however, are seeking an understanding of management's rationale for the merger consideration. If management solely relied on Capitalink's opinion for the merger consideration and did not consider recent purchases in late 2005 and revenue comparisons, please revise to clarify.

3. Also in connection with comment one, we note your disclosure on page 127 and 128 suggesting Mr. Chapel's efforts have increased the combined value of the companies. Please revise to clarify how that is the case considering the prior transactions were completed in September 2005 and you approached Mr. Chapel in January of 2006, and in March of 2006 you determined that consideration of approximately $98.8 million ($25 + $35 + 38.8). Again we note that you are entitled to rely upon the fairness opinion included, but management's determinations and reasons in deciding to contact Mr. Chapel four months after his acquisitions and offering him a multiple of his cost for the companies is material to investors understanding of this transaction and the determination of valuation.

4. We note your response to comment four of our letter dated November 9, 2006. On page 48, please revise to compare the consideration to be received by Mr. Chapel and the amount he actually paid to acquire both companies in late 2005. The amount he paid should not include any debt that is to be paid by the merger consideration.

5. Please update the disclosure throughout the proxy statement, such as the estimated per share conversion price and the estimated common stock to be issued in the merger transaction, as of the most recent practicable date.

6. We note your supplemental response to prior comment 19 of our letter dated November 9, 2006 that none of the officers or directors purchased or beneficially owned any warrants. We direct you to the statement on page v that Mr. Royce, an existing shareholder with significant ties to the company and management, purchased $2 million of warrants in open market transactions.

<u>Risk Factors, page 21</u>

7.   We reissue prior comment 22 of our letter dated November 9, 2006. While we note the added disclosure that, currently, you do not believe the outcome will have a material adverse effect on the acquired business, discuss in greater detail the potential material adverse effect on your present and future business if the more serious penalties discussed in the risk factor are actually imposed.

8.   We note your response to comment 23 of our letter dated November 9, 2006. We continue to note the inclusion of beneficial information in the risk factor on page 33. It is not clear how the listed companies are comparable to the target in either revenues or market capitalization. Please revise to clarify or remove the favorable comparison.

<u>TAC's Board of Directors' Reasons for the Approval of the Merger, page 46</u>

9.   We note your response to comment 29 of our letter dated November 9, 2006. Please revise to elaborate on the "relative valuation of AVIEL as a whole" that was made by the board. Also, clarify if your disclosure in this section relates to the fact that you had an estimated consideration in March of 2006. Clarify how the board came up with the consideration estimate in March of 2006.

10.   Under the caption "negative factors," please revise to address the decrease in net income from the corresponding nine month periods recently ended as disclosed on page 133.

<u>AVIEL Systems, Inc. Unaudited Pro Forma Combined Balance Sheet</u>

<u>Adjustment (3), page 83</u>

11.   We note your response to prior comment 38 of our letter dated November 9, 2006. We note the stock consideration disclosed here represents the market value of stock of $28,972,778. Accordingly, please revise to present consistent disclosures in pages 4, 9, 61 and throughout the registration statement as appropriate.

12.   We note your response to prior comments 40 and 41 of our letter dated November 9, 2006 where you indicate you have value is assigned on a combined basis. It is not clear how your conclusion (i.e. on a combined basis) is appropriate considering the dissimilar nature and life of the identified intangible assets noted. For example, we would not expect backlog to be amortized over a period longer than one-year, nor would we expect amortization of the intangible assets to be on a straight-line basis.

Accordingly, please revise to disaggregate your identified intangible assets by major category (e.g. backlog, customer contracts, and customer relationships) and explain how you estimated the useful life (for each category).

13.	We note your response to prior comment 42 of our letter dated November 9, 2006. However, you have not revised the disclosures as stated in our prior comments. Accordingly, we are repeating the comments. Please revise your disclosure to discuss the reasons why your purchase price allocation is preliminary (i.e. identify the information that you have arranged to obtain) and indicate when the allocation is expected to be finalized. In addition, disclose the uncertainties regarding the effects of amortization periods assigned to the assets.

Funded Backlog and Total Estimated Remaining Contract Value, page 131

14.	We note that in response to comment 50 you have provided the disclosures for the nine months ended September 30, 2006. However, as stated in our prior comments, please provide the estimated contract value, funded and unfunded backlog for all the periods presented (2003, 2004 and 2005).

AVIEL's Management's Discussion and Analysis, page 125

15.	We note your response to comment 48 of our letter dated November 9, 2006. Please revise to clarify if the target business has enough to assets to satisfy all its outstanding debt.

Beneficial Ownership of Securities, page 149

16.	We reissue prior comment 52 of our letter dated November 9, 2006. Disclose the control person(s) for each entity listed in the beneficial ownership table. We direct your attention to Instruction 3 to Item 403 of Regulation S-K.

Optimus Corporation and Subsidiary December 31, 2005 Audited Financial Statements

Notes to Financial Statements
Note 1. Organization and Significant Accounting Policies
Financial Risk, F-37

17.	We note your revised disclosures in notes in response to comment 56 are not consistent with the discussions on page 125. For example, you state that approximately 85% of the revenue is received from two agencies and revenue under two contracts accounted for approximately 65.5% and 67.5% of the total revenue for the year ended December 31, 2005 and for the nine months ended September 30, 2006 respectively. Please revise your notes to present consistent disclosures.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Any questions regarding the financial statements may be directed to Raj Rajan at (202) 551-3388 or Hugh West at (202) 551-3872. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or Pamela Howell, who supervised his review, at (202) 551-3357.

Sincerely,

John Reynolds
Assistant Director

Cc: Cynthia Krus
        Fax No. (202) 637-3593